SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 23, 2006

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Annual General Meeting of Swedish Match AB (publ)

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: March 23, 2006	By: /s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

23 March, 2006

Annual General Meeting of Swedish Match AB (publ)

The shareholders of Swedish Match AB are hereby notified of the Annual General Meeting of Shareholders to be held on Thursday 20th April 2006 at 4:30 p.m. at Stockholm International Trade Fairs in Älvsjö (“Stockholmsmässan”).

The Board of Directors proposes a dividend of 2.10 SEK per share. The Board also proposes that the current mandate to repurchase up to 10 percent of all shares in the Company be prolonged. In addition the Board will also propose cancellation of up to 24,000,000 previously repurchased shares, with a simultaneous capitalization issue in an amount corresponding to the number of cancelled shares or 28,800,000 SEK. Furthermore, the Board will propose that the Parent Company’s legal reserves, which amount to 80 MSEK, be reduced through transfer to non-restricted reserves and to be used for repurchase of shares.

The Election Committee of Swedish Match AB proposes the election of Andrew Cripps and Conny Karlsson to the Board of Directors. Furthermore, the Election Committee proposes re-election of Bernt Magnusson (Chairman), Sven Hindrikes, Tuve Johannesson, Arne Jurbrant, Karsten Slotte, Kersti Strandqvist and Meg Tivéus. Jan Blomberg has declined to be re-elected.

The Election Committee is appointed by the Annual General Meeting and consists of Joachim Spetz, Chairman, (Handelsbanken Fonder), Marianne Nilsson (Robur Funds), Pernilla Klein (Third AP-fund) and Bernt Magnusson as ordinary members. Carl Rosén (Second AP-Fund) has served as deputy member of the Committee. William N. Booth (Wellington Management Company) and Mads Eg Gensmann and Edoardo Mercadante (Parvus Asset Management) have been co-opted to the Committee during the course of the year.

The complete notice of the Annual General Meeting can be found on the corporate web site: www.swedishmatch.com, and is also enclosed.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,311MSEK for the twelve month period ending December 31, 2005. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

Annual General Meeting of Shareholders of Swedish Match AB (publ)

The shareholders of Swedish Match AB are hereby notified of the Annual General Meeting of Shareholders to be held on Thursday 20th April 2006 at 4:30 p.m. in Hall K1 at Stockholm International Trade Fairs in Älvsjö (“Stockholmsmässan”), Stockholm, Sweden. Entry via the main entrance at Mässvägen 1.

Agenda

1. Election of the Chairman of the Meeting.

2. Preparation and approval of the list of shareholders entitled to vote at the Meeting.

3. Election of one or two “minute checkers” who, in addition to the Chairman, shall verify the Minutes.

4. Determination of whether the Meeting has been duly convened and issues relating to attendance at the meeting.

5. Approval of the Agenda.

6. Presentation of the Annual Report and the Auditors’ Report and of the Consolidated Financial Statements and the Auditors’ Report on the Consolidated Financial Statements for 2005.

In connection therewith, the President’s speech and the Board of Directors’ report regarding its work and the work and function of the Audit Committee.

7. Adoption of the Income Statement and Balance Sheet and of the Consolidated Income Statement and Consolidated Balance Sheet.

8. Allocation of the company’s profit as shown in the Balance Sheet adopted by the Meeting.

9. Presentation of the work and function of the Compensation Committee and adoption of principles for remuneration and other terms of employment for the Company management.

10. The Board of Directors’ proposal regarding the adoption of the stock option programme for 2006.

11. The Board of Directors’ proposal regarding the issue by the company of call options on repurchased shares in the Company for the 2005 stock option programme, and the right of the Company to transfer shares in the Company in conjunction with a potential demand for the redemption of the call options.

12. The Board of Directors’ proposal to authorise the Board of Directors to make decisions concerning the acquisition of shares in the Company.

13 a) The Board of Directors’ proposal that the Company’s share capital shall be reduced by way of a recall of repurchased shares, and that the reduced amount shall be transferred to a fund for use in repurchasing the Company’s own shares; and b) the Board of Directors’ proposed decision concerning a bonus issue.

14. The Board of Directors’ proposal that the Company’s statutory reserve shall be reduced by SEK 80,364,332:20, and that the reduced amount shall be transferred to a fund for use in repurchasing the Company’s own shares.

15. The question of discharging the Members of the Board and the President from liability.

16. Determination of the number of Board Members to be elected by the Meeting.

17. Determination of the fees to be paid to the Board of Directors, specifying the distribution between the Chairman and other Board Members and compensation for committee work.

18. Election of Members of the Board and the Chairman of the Board.

19. The question of how members of the Election Committee shall be appointed and the question of remuneration, if any.

20. Adoption of the revised version of The Instructions for Swedish Match AB’s Election Committee.

21. The Board of Directors’ proposal that shareholders with smaller shareholdings be invited to sell their entire shareholdings to the Company free of brokerage charges, and that the Board be tasked with drawing up the terms and conditions and determining the timing of such an offer.

22. The Board of Directors’ proposal regarding amendments to the Articles of Association.

23. The Board of Directors’ proposal that it should be authorised to make decisions concerning the raising of participating loans.

The Election Committee elected at the Annual General Meeting of Shareholders in 2005 proposes the following:

Item 1: Ingemar Mundebo is proposed as the Chairman of the Meeting.

Item 16: The Board of Directors shall comprise nine Members.

Item 17: It is proposed that the fees to the Board of Directors be paid as follows for the period until the close of the next Annual General Meeting: the Chairman shall receive a fee of SEK 875,000 and the other Board Members elected by the Meeting shall each receive a fee of SEK 330,000. It is furthermore proposed that the Board be allocated SEK 500,000 as compensation for committee work carried out, and that it shall be divided between the Board Members in the manner decided by the Board. It is, however, proposed that Board Members employed by the Swedish Match Group shall not receive any directors’ fees.

Item 18: The following Board Members are proposed for re-election: Bernt Magnusson, Sven Hindrikes, Tuve Johannesson, Arne Jurbrant, Karsten Slotte, Kersti Strandqvist and Meg Tiveus. The following are proposed for election as new members: Andrew Cripps and Conny Karlsson. Bernt Magnusson is proposed as Chairman of the Board.

Item 19: The Election Committee proposes that the Chairman of the Board shall be given a mandate to contact the Company’s four largest shareholders and ask them each to appoint one representative to make up the Election Committee, together with the Chairman of the Board, for the period until a new Election Committee has been appointed in accordance with a mandate from the next Annual General Meeting. If any of these shareholders waives his or her right to appoint a representative, the next largest shareholder in terms of the number of votes shall be asked to appoint a representative. The names of the members of the Election Committee shall be published no later than six months prior to the 2007 Annual General Meeting. The four largest shareholders are identified on the basis of their known numbers of votes immediately prior to publication.

No remuneration shall be payable to the members of the Election Committee. Any expenses incurred in the course of the Election Committee’s work shall be borne by the Company.

Item 20: The Election Committee proposes that the Meeting should adopt the revised version of The Instructions for Swedish Match AB’s Election Committee. The amendments are primarily due to the Election Committee’s proposals concerning new procedures with regard to the appointment of members of the Election Committee (item 19 above) and relate, among other things, to when and how members of the Election Committee shall be substituted.

Board of Directors’ proposals:

Item 8: The Board of Directors proposes that a dividend be paid to the shareholders in the amount of SEK 2.10 per share. The Board of Directors further proposes that the remaining profits be carried forward to a new account, minus the funds that may be utilised for a bonus issue, provided that the 2006 Annual General Meeting passes a resolution in accordance with the Board of Directors’ proposal concerning a reduction of the share capital pursuant to item 13 a) below, as well as a resolution concerning a bonus issue in accordance with the Board of Directors’ proposal pursuant to item 13 b) below. The proposed record date for entitlement to receive a cash dividend is 25th April 2006. The dividend is expected to be paid through VPC (the Swedish Securities Register Center) on 28th April 2006.

Item 9: The Board of Directors proposes that the following principles for remuneration and other terms of employment be adopted for the Company management:

Swedish Match’s remuneration principles shall help ensure that the company is able to recruit and retain employees with the optimum skills and qualifications for their respective duties. The remuneration structures shall encourage employees to do their utmost to safeguard the shareholders’ interests. The fundamental principles stated below shall apply to remuneration and other terms of employment for the Group management, (i.e. the President, Divisional Managers and Vice Presidents in charge of Group functions reporting directly to the President) in all agreements henceforth entered into. These principles already apply at present although in some cases, agreements with somewhat different contents that were previously entered into still apply. The contents of these agreements are presented in Swedish Match’s Annual Report for 2005.

The compensation models shall unify the Group, be simple, long-term and quantifiable and shall correspond to market rates. Improvements shall be rewarded, and there shall be a “ceiling” on variable salary components. The total remuneration paid to Group management officials shall comprise the following components: fixed salary, variable salary, employee stock options, pension benefits, terms in conjunction with notice of termination and severance pay, and other benefits.

Fixed salary: The fixed salary for Group management officials shall correspond to market rates and shall be based on competence, responsibility and performance.

Variable salary: Group management officials shall be covered by an annual incentive programme under which improvements in relation to the previous year are rewarded. The final figure for the President and the Vice Presidents in charge of Group functions shall be based on the improvement in the Group’s net profit, while for the Divisional Managers, half of the incentive programme shall be based on the improvement in the Group’s net profit and half on specified goals for their individual Division’s operating result. In addition to this, it shall be possible to have local incentive programmes covering individual Group management officials. The variable salary is maximised to a given percentage of the fixed annual salary.

Employee stock options: Group management officials are covered by an ongoing employee stock option programme under which call options in Swedish Match AB may be allocated. The options have a five-year term and can be redeemed during the fourth and fifth years of the term. The total value of the options allocated shall be maximised and the final figure calculated on the basis of two equally weighted criteria: the total stock return of the Swedish Match share in relation to a selection of other companies in the industry, and the improvement in the Group’s net profit in relation to the previous year.

Pensions: Members of the Group management resident in Sweden shall be covered by the ITP plan (supplementary pensions for salaried employees) for portions of their salary up to 30 times the income base amount and by defined-contribution pensions for portions of their salary in excess thereof. Pensions for members of the Group management resident abroad shall preferably comprise defined-contribution pensions and the premium shall be based on the fixed salary.

Severance pay, etc: For members of the Group management, a mutual period of notice of six months shall apply. Severance pay shall total a maximum of eighteen months’ fixed cash salary if notice of termination is given by the company. The severance pay shall be reduced by income from other employment or commissions, but by no more than 50 per cent thereof and no more than half of the severance pay.

Other benefits: Other benefits shall be payable to members of the Group management in accordance with local custom. The combined value of these benefits shall constitute a limited value in relation to the total remuneration package and shall correspond to the market norm.

Committee work and decisions: Swedish Match’s Board of Directors shall have a Compensation Committee. The Committee shall be tasked with preparing and presenting proposals for decisions to the Board on issues relating to Group management remuneration and other employment terms within the framework of the principles adopted by the General Meeting. In this context, the Committee shall, ahead of decisions by the

Board, prepare and present proposals for salaries, bonuses and other employment terms for the President and approve salaries, bonuses and other employment terms proposed by the President for senior officials in an immediately subordinate position.

Item 10: In 1999, the Board of Directors adopted a stock option programme for senior Swedish Match officials as part of the total compensation package. The purpose of the option programme is to further increase the involvement of senior Company officials in the Company and their ownership of it, as well as to attract, motivate and retain key employees within the Company. Through the stock option programme, the senior officials’ incentives will coincide with the interests of the shareholders.

The Board of Directors proposes that the stock option programme for 2006 be approved by the Meeting. The Board of Directors’ proposed option programme for 2006 includes a maximum of 62 senior Company officials and key employees. The allocation of options in accordance with the programme is based on two mutually independent criteria: firstly, that the total stock return for the Swedish Match share is positive and exceeds the return on shares in a selection of other companies in the industry (the maximum allocation in accordance with this criterion will take place when the Company’s return exceeds the total return on the other companies’ shares by 10 per cent), and secondly, that the Group’s net profit has increased and exceeds the previous year’s net profit (the maximum allocation in accordance with this criterion will take place when the net profit exceeds that of the previous year by 10 percent.) The two requirements (a positive total stock return that is better than that of the competitors, and increased net profit) are equally weighted. When only one of the requirements set forth above is met, allocation will comprise a maximum of 50% of the maximum allocation. The market value of the options shall be determined in accordance with a generally acknowledged valuation model (Black-Scholes) and the stock options shall be allocated without consideration. The combined value of the options allocated in accordance with the proposed stock option programme for 2006 shall not exceed a ceiling of SEK 27,335,000 (excluding any payroll tax). The stock options are freely transferable and are not linked to employment. The options can be exercised during the period from March 2010 to February 2012 inclusive and shall carry a redemption price corresponding to 120 per cent of the average share price over a period of time close to the allocation date and subsequent to the publication of the year-end report for 2006. Commitments under the stock option programme may be hedged by way of repurchases of the Company’s shares and the transfer of such shares in conjunction with any potential demand for the redemption of the stock options. Any decision regarding the repurchase of shares and issue of call options for the 2006 stock option programme shall be taken by the Annual General Meeting of Shareholders in 2007. Allocation will be determined by the Compensation Committee after publication of the 2006 Annual Report.

Item 11: The Board of Directors has decided on the allocation of stock options for the years 1999-2005 and the Company’s shareholders have, at the respective shareholders’ meetings, decided to issue call options on the Company’s own shares to hedge the Company’s undertakings. According to the stock option programme for 2005, certain senior Company officials shall be allocated a minimum of 4,900 stock options and a maximum of 46,666 stock options per person. The options can be exercised for the purchase of shares during the period from 2nd March 2009 to 28th February 2011 inclusive, at a redemption price of SEK 127.10. The terms and conditions applying to the options were established on the basis of the average price of the Swedish Match share on the Stockholm Stock Exchange during the period from 15th February 2006 to 28th February 2006 inclusive, which was SEK 105.88. The market value of the options, calculated on the basis of conditions prevailing at the time when the terms and conditions applying to the options were established, is deemed by an independent valuation institute to be SEK 13.20 per option, corresponding to a total maximum value of SEK 9,548,000. The Board of Directors proposes that the Meeting resolve that the Company shall issue a maximum of 723,333 call options to hedge the stock option programme for 2005. The Board of Directors further proposes that the Company, in a deviation from the preferential rights of shareholders, be permitted to transfer a maximum of 723,333 shares in the Company at a selling price of SEK 127.10 per share in conjunction with a demand for the redemption of the call options. The number of shares and the selling price of the shares covered by the transfer resolution in accordance with this item may be recalculated as a consequence of a bonus issue of shares, a consolidation or split of shares, a new share issue, a reduction in the share capital, or other similar measure.

The resolution of the Meeting in accordance with the Board’s proposals in item 11 is contingent upon it being supported by shareholders representing at least nine-tenths of both the votes cast and the shares represented at the Meeting.

Item 12: The Board of Directors proposes that it be authorised to decide to acquire, on one or more occasions prior to the next Annual General Meeting, a maximum of as many shares as may be acquired without the Company’s holding at any time exceeding 10 per cent of all shares in the Company. The shares shall be acquired on the Stockholm Stock Exchange at a price within the price interval registered at any given time, i.e. the interval between the highest bid price and the lowest offer price. Repurchase may not take place during the period when an estimate of an average price for the Swedish Match share on the Stockholm Stock Exchange is being carried out in order to establish the terms of any stock option programme for the senior company officials of Swedish Match. The purpose of the repurchase is primarily to enable the Company’s capital structure to be adjusted and to cover the allocation of options as part of the Company’s option programme.

The resolution of the Meeting with regard to the Board proposals in item 12 is contingent upon it being supported by shareholders representing at least two-thirds of both the votes cast and the shares represented at the Meeting.

Item 13 a): The Board of Directors proposes a reduction in the Company’s share capital of SEK 28,800,000 by means of the withdrawal of 24,000,000 shares in the Company. The shares in the Company proposed for withdrawal have been repurchased by the Company in accordance with the authorisation granted by the General Meeting of the Shareholders of the Company. The Board of Directors further proposes that the reduced amount be allocated to a fund for use in repurchasing the Company’s own shares.

Item 13 b): Provided that the Meeting passes a resolution in accordance with the Board’s proposals under item 13a) above, the Board of Directors proposes an increase in the Company’s share capital of SEK 28,800,000 through a transfer from non-restricted shareholders’ equity to the share capital (bonus issue). The share capital shall be increased without issuing new shares. The reason for the bonus issue is that if the Company transfers an amount corresponding to the amount by which the share capital is reduced in accordance with the Board’s proposals under item 13a) above, the decision to reduce the share capital can be taken without obtaining the permission of the Swedish Companies Registration Office (Bolagsverket), or, in disputed cases, the permission of a court of law.

The effect of the Board of Directors’ proposal under item 13 a) entails a reduction in the Company’s share capital of SEK 28,800,000. The effect of the Board of Directors’ proposal under item 13 b) is a corresponding increase in the Company’s share capital through a bonus issue, thereby restoring it to its balance prior to the reduction.

The resolution of the Meeting in accordance with the Board’s proposals in item 13 a) is contingent upon its being supported by shareholders representing at least two-thirds of both the votes cast and the shares represented at the Meeting.

Item 14: The Board of Directors proposes that the Company’s statutory reserve be reduced by SEK 80,364,332:20 to SEK 0, and that the reduced amount be allocated to a fund for use in repurchasing the Company’s own shares. The reduction is contingent on permission being obtained from the Swedish Companies Registration Office, or, in disputed cases, a court of law.

Item 21: The Board of Directors proposes that the Meeting resolves, firstly, to invite shareholders with a shareholding in Swedish Match AB corresponding to fewer than 200 shares (one trading lot comprises 200 shares) to sell their entire shareholding in the company, free of brokerage charges, and secondly, to request that the Board of Directors draw up the details of terms and conditions and determine the timing of such an offer. The Board of Directors shall be entitled to adjust the terms and conditions of the offer in different countries, including the right to reduce the number of shares that shareholders are invited to sell, or entirely exclude shareholders in certain countries, for legal, administrative or cost reasons.

Item 22: The Board of Directors proposes that the Articles of Association be amended as specified below. The amendments entail both the deletion of certain instructions in the Articles of Association, due to the fact that the Swedish Companies Act includes corresponding stipulations and such regulation is thus superfluous in the Articles of Association, and certain adjustments and supplements designed to ensure that the Articles of Association comply with the provisions of the new Swedish Companies Act.

§ 5: The current wording with regard to the nominal value of the share shall be deleted, since the new Swedish Companies Act stipulates that shares can no longer have a nominal value.

§ 6: As a fixed term for Members of the Board no longer needs to be stipulated in the Articles of Association under the new Swedish Companies Act, it is proposed that the last section of the paragraph, stipulating that Board Members be elected annually at the Annual General Meeting for the period until the end of the next Annual General Meeting, be deleted.

§ 7: To facilitate conformity with the Commission of the European Communities’ recommendation concerning seven-year auditor rotation, the text in the paragraph stipulating that the auditor term be four years shall be deleted with a view to allowing for three-year re-election terms. Furthermore, the wording shall be adjusted to make it clear that “one or two” (instead of “a maximum of two”) auditors or “one or two” (instead of “a maximum of two”) auditing firms shall be elected by a “General Meeting” (instead of “the Annual General Meeting”) The latter amendment means that an auditor may in future, where relevant, also be elected at an extraordinary General Meeting. With reference to the second section of the paragraph which refers to the Board’s right, under certain circumstances, to appoint one or more special auditors to review such statements and plans as are drawn up by the Board in accordance with the Swedish Companies Act, this regulation is to be extended so that, in addition to mergers and the issue of shares, it also covers the issue of warrants or convertibles containing non-cash regulations or stipulating that subscription be carried out with right of offset or other terms and conditions, the transfer of the Company’s own shares in exchange for payment in forms other than money, the reduction of the share capital or the statutory reserve, and the splitting of limited companies. The text is also to be clarified so that it clearly states that one or more registered public accounting firms may be appointed as special auditor.

§ 9: This paragraph, which primarily refers to the matters that shall be on the agenda of the Annual General Meeting of the Shareholders of the Company, shall be deleted in its entirety, since the Swedish Companies Act no longer contains any requirement for this to be specified in the Articles of Association.

§ 10: This text, which refers to the period within which notification of General Meetings of Shareholders shall be issued, is to be deleted, since the Swedish Companies Act includes a corresponding stipulation and such regulation is thus superfluous in the Articles of Association. In addition, due to new provision in the Swedish Companies Act, this paragraph is to be amended so that it states that the nationwide newspaper in which notices convening General Meetings shall be published shall be Svenska Dagbladet. This paragraph will now be § 9 following the implementation of the proposed amendments to the Articles of Association.

§ 11: Due to new provisions in the Swedish Companies Act, the text is to be amended so that the printout of the register of shareholders specified therein shall refer to the state of affairs five working days (formerly ten days) before the Meeting and is to be adjusted so that reference is made to the correct section of the new Swedish Companies Act. Furthermore, the text should be adjusted so that it is clear that the new Swedish Companies Act extends the concept of being registered as a shareholder “in a printed version of the entire shareholders’ register” to that of being registered as a shareholder “in a printed or any other version of the entire shareholders’ register”. This paragraph will now be § 10 following the implementation of the proposed amendments to the Articles of Association.

§ 12: This paragraph stipulating that each person entitled to vote may vote for the full number of shares he or she represents at the General Meeting is to be deleted in its entirety, since the Swedish Companies Act includes equivalent stipulations and such regulation is thus superfluous in the Articles of Association.

§ 13: This paragraph will now be § 11 following the implementation of the proposed amendments to the Articles of Association.

§ 14: The text is to be adjusted so that it refers to the new Swedish Companies Act’s definition of record day provision. This paragraph will now be § 12 following the implementation of the proposed amendments to the Articles of Association.

New § 5: The text in the new paragraph shall be worded as follows: “The number of shares in the Company shall be a minimum of two hundred million (200,000,000) and a maximum of eight hundred million (800,000,000).” This supplement to the Articles of Association is due to the fact that the Swedish Companies Act now stipulates that the Articles of Association shall, if they specify a minimum and maximum level for the share capital, also specify the corresponding minimum and maximum number of shares.

New § 13: The text in the new paragraph shall be worded as follows: “The Board of Directors shall be entitled to acquire powers of attorney at the Company’s expense, in accordance with the process stipulated under chap. 7, § 4, section 2 of the Swedish Companies Act (2005:551).” This supplement to the Articles of Association is due to the fact that the Swedish Companies Act, provided that the Articles of Association include such a stipulation, enables the Board, ahead of a General Meeting of Shareholders, to acquire powers of attorney at the Company’s expense.

The Board of Directors’ proposal also includes an authorisation for the Company’s President to make minor adjustments of an editorial nature to the resolution of the shareholders’ meeting that may prove necessary in connection with the registration of such a resolution with the Swedish Companies Registration Office.

The resolution of the Meeting in accordance with the Board’s proposals under item 22 is contingent upon it being supported by shareholders with at least two-thirds of both the votes cast and the shares represented at the Meeting.

Item 23: The Board of Directors proposes that the Meeting should authorise the Board of Directors to decide, no later than the next Annual General Meeting and on one or more occasions, to raise participating loans in the event that the Company, in conjunction with any loan-based financing of the ongoing commercial activities, should deem this loan type to be most advantageous for the Company in the instance in question. The background to the proposed authorisation is that the Board takes the view that the Company should have the opportunity to utilise this form of loan in any loan-based financing of the ongoing commercial activities, should this loan type be deemed the most appropriate for the Company in the instance in question. Under the regulations of the new Swedish Companies Act, resolutions concerning loan-based financing where the interest rate is wholly or partially dependent on the dividends to the shareholders, the price trend for the Company’s shares, the Company’s profits or the Company’s financial position must be passed by the General Meeting of Shareholders or by the Board of Directors with the support of authorisation from the General Meeting. To afford the Company the maximum possible flexibility in its efforts to optimise the terms and conditions in conjunction with loan financing, the Board of Directors is thus of the opinion that the Meeting should authorise the Board to take decisions concerning participating loans when and as necessary.

Full details of the resolutions proposed under items 8, 10, 11, 12, 13 a), 13 b), 14, 20, 21 and 22, as well as statements by the Board of Directors pursuant to chap. 18, § 4 and chap. 19, § 22 of the Swedish Companies Act and statements by the auditors pursuant to chap. 20, § 14 of the Swedish Companies Act, will be made available at Swedish Match AB’s head office (Legal Department) at Rosenlundsgatan 36 in Stockholm, Sweden, as of 6th April 2006. They will also be available on the Company’s website, www.swedishmatch.se, as of this date. They can also be ordered from the Company.

The right to participate in the Meeting

Participation in the Meeting is limited to shareholders who both are registered in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on 12th April 2006, and advise Swedish Match of their intention to participate no later than the deadline set for such notification, i.e. 4:00 p.m. (CET) on 12th April 2006. Shareholders who wish to be accompanied by one or two assistants at the Meeting shall also advise Swedish Match thereof within the appointed period of time.

Notice of participation

Notice of participation may be submitted in writing to Swedish Match AB, Legal Department, SE-118 85 Stockholm, Sweden, by telephone on +46 (0) 8 658 0206 (13:30 – 16:30 CET), by fax on +46 (0)8 720 76 56, or via the Internet at: www.swedishmatch.se/stamman. When giving notice of participation, the shareholder shall state his or her name, address, telephone number (daytime) and civic ID/corporate registration number. Receipt of notification will be confirmed by Swedish Match, which will issue an attendance card to be presented at the entrance to the venue at which the Meeting is held.

Share registration

Shareholders whose shares are nominee registered and who wish to participate in the Meeting must temporarily re-register the shares in their own name, known as voting right registration. Requests for re-registration should be submitted to the bank or broker who administers the shares in sufficient time to allow re-registration to take place no later than Wednesday, 12th April 2006.

The entrance to the venue for the Annual General Meeting will open at 15:00 (CET). Light refreshments will be served before the Meeting.

Stockholm

March 2006

The Board of Directors